News Release
For immediate publication

ART initiates clinical trials
of the SoftScan® system at Toronto’s Princess Margaret Hospital as part of North
American pivotal study

University Health Network’s Princess Margaret Hospital participates in the clinical trial of this unique and innovative breast cancer diagnosis technology

Montreal, Canada, March 22, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced that it is undertaking clinical trials at Toronto’s Princess Margaret Hospital as part of its North American pivotal study for the SoftScan optical breast imaging system.

“This study will give access to an important pool of volunteer patients from hospitals such as Mount Sinai Hospital and Princess Margaret Hospital, and contribute to the success of clinical trials now underway across Canada and the US,” explained Ms. Micheline Bouchard, President and CEO of ART Advanced Research Technologies Inc. “The completion of pivotal trials will open the way for the commercialization of this molecular imaging technology whose potential applications continue to grow.”

Through participation in this study, Toronto’s Princess Margaret Hospital is joining other renowned medical centres such as the Cedars Breast Clinic of the McGill University Health Centre, the Centre Hospitalier de l’Université de Montréal, the Central Alberta Medical Imaging Services and the Massachusetts General Hospital, in bringing the SoftScan device to market. Indeed, this study represents the final stage prior to commercializing SoftScan®, an optical breast imaging system designed to improve the diagnosis and treatment of breast cancer. ART intends to present results of the study in its submission to Health Canada and the U.S. Food and Drug Administration (FDA) to support its pre-market approval application for SoftScan®.

“Although mammography is the primary clinical imaging modality used to detect breast cancer, limitations in both sensitivity and specificity, particularly in younger and high-risk women, have led to the development of alternative techniques. Optical methods are advantageous because they are non-invasive, and pose no risk of ionizing radiation. Differences in optical signatures between tissues are manifestations of multiple physiological changes associated with factors such as vascularization, cellularity, oxygen consumption, edema, fibrosis, and remodelling. The current study will provide critical information regarding the possible clinical applications of SoftScan for early cancer detection and for distinguishing between malignant and benign tumors,” said Dr. Pavel Crystal, Principal Investigator and Assistant Professor of Radiology at the University of Toronto.

Developed in Canada, SoftScan® has been designed first as a complementary diagnostic tool to mammography, to be ultimately used for the detection and treatment monitoring of breast cancer. Its non-invasive and pain-free approach uses time-domain optical imaging technology, capable of precision characterization of benign and malignant breast tumours, while maintaining the patient’s well-being.

About the study
The study will extend through the year 2006 and will examine 600 to 950 women aged 25 to 60 and older. It will assess the clinical safety of the device and its effectiveness under real conditions of use. This study will be conducted at Princess Margaret Hospital, part of University Health Network, and at the McGill University Health Centre (MUHC), as well as in additional major centres in North America to be announced in the upcoming months.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

Visual material available on request.

For information:

Sébastien Gignac Vice President, Corporate Secretary and General Counsel ART Advanced Research Technologies Inc. T. (514) 832-0777 sgignac@art.ca

Jacques Bédard Chief Financial Officer ART Advanced Research Technologies Inc. T. (514) 832-0777 jbedard@art.ca